Exhibit 2.s.2

Statements re: computation of ratios

(Dollars in Thousands, Except Ratios)

	For the years ended March 31, (Dollars in Thousands, Except Per Share Amounts)
	2013	2012	2011	2010	2009
Net investment income	$16,488	$13,743	$16,171	$10,598	$13,388
Add: fixed charges and preferred distributions	4,800	1,435	1,191	3,612	5,681
Less: preferred distributions	2,850	198	—	—	—

Earnings	$24,138	$15,376	$17,362	$14,210	$19,069
Fixed charges and preferred distributions:
Interest expense	1,127	768	690	1,984	5,349
Amortization of deferred financing fees	791	459	491	1,618	323
Estimated interest component of rent	32	10	10	10	9
Preferred distributions	2,850	198	—	—	—

Total fixed charges and preferred distributions	4,800	1,435	1,191	3,612	5,681
Ratio of earnings to combined fixed charges and preferred distributions	5.0x	10.7x	14.6x	3.9x	3.4x

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.